Exhibit 2(f).  Plan of Merger and Merger Agreement, dated
August 23, 2001, by and between Capital City Bank and First
National Bank of Grady County.


                       PLAN OF MERGER
                    AND MERGER AGREEMENT
      Pursuant to the provisions of Section 658.42 of the Florida Statutes, the undersigned banks do hereby adopt and enter into this Plan of Merger and Merger Agreement (this "Agreement") for the purpose of merging (the "Merger") First National Bank of Grady County, a national bank ("First National"), with and into Capital City Bank, a Florida chartered commercial bank ("Capital City Bank"):

     (a) The name of each constituent bank and the specific location of its main office are as follows:

               1.   Capital City Bank
                    217 North Monroe Street
                    Tallahassee, Florida 32301

                    The specific location of each of its branch offices is set forth on Schedule 1 attached hereto.

               2.   First National Bank of Grady County
                    420 North Broad Street
                    Cairo, Georgia 31728

                    The specific location of each of its branch offices is set forth on Schedule 2 attached hereto.

     (b)  With respect to the resulting state bank:

               1. The name and the specific location of the proposed main office are:

                    Capital City Bank
                    217 North Monroe Street
                    Tallahassee, Florida 32301

                    The name and specific location of each of its branch offices is set forth on Schedule
               3.

               2. The name and address of each director who is to serve until the next meeting of the shareholders at which directors are elected are set forth on Schedule 4.

               3.   The name and address of each executive
                    officer are set forth on Schedule 5.

               4. The resulting bank will have a single class of common stock, par value $100 per share ("CCB Common Stock"), consisting of 5,000 authorized shares, of which 1,000 will be outstanding. The amount of the surplus fund will be $25,958 million and the amount of retained earnings will be $139,514 million.

               5.   The resulting bank shall have trust powers.

               6. The complete articles of incorporation under which the resulting bank will operate are attached hereto as Schedule 6.

     (c) The terms for the exchange of shares of First National for shares of Capital City Bank, are as follows:

               1. At the Effective Time (as defined below), each issued and outstanding share of the common stock of First National, par value $5.00 per share ("First National Common Stock"), shall, by virtue of the Merger and without any action by the holder thereof, be extinguished. At the Effective Time, each issued and outstanding share of CCB Common Stock shall remain issued and outstanding and unaffected by the Merger.

               2. The "Effective Time" shall mean 5:00 pm on the date requested by Capital City Bank, as soon as practicable after the delivery of this Agreement and certified resolutions to the Florida Department of Banking and Finance (the "Department").

     (d) This Agreement is subject to approval by the Department and by Capital City Bank Group, Inc., the sole shareholder of both First National and Capital City
          Bank.

      IN WITNESS WHEREOF, the parties have duly executed this Agreement as of August 23, 2001.

                         CAPITAL CITY BANK
                         By:  /s/  J. Kimbrough Davis
                         Name:     J. Kimbrough Davis
                         Title: Executive Vice President


                         FIRST NATIONAL BANK OF GRADY COUNTY
                         By:  /s/  John B. Wight, Jr.
                         Name:     John B. Wight, Jr.
                         Title: Chairman of the Board